ROPES & GRAY LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600
WWW.ROPESGRAY.COM

January 27, 2020	Angela Jaimes
617-951-7591 angela.jaimes@ropesgray.com

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Premier Multi-Series VIT (File Nos. 333-182079, 811-22712) Responses to Comments on RCM Dynamic Multi-Asset Plus VIT Portfolio Preliminary Proxy Statement

Dear Mr. Scott:

On January 7, 2020, Premier Multi-Series VIT (the “Trust”) filed a preliminary proxy statement pursuant to Rule 14-6(a) under the Securities Exchange Act of 1934. The proxy statement relates to the proposed plan to liquidate the RCM Dynamic Multi-Asset Plus VIT Portfolio, a series of the Trust (the “Portfolio”), on or about April 24, 2020. On January 16, 2020, you provided us orally with the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the preliminary proxy statement. Summaries of your comments and the Trust’s responses are set forth below.

1.	Comment: Please confirm supplementally whether the Portfolio is an affiliate of Allianz Life Insurance Company of North America or Allianz Life Insurance Company of New York.

Response: Allianz Life Insurance Company of North America and Allianz Life Insurance Company of New York (together, “Allianz Life”) and Allianz Global Investors U.S. LLC (“AllianzGI U.S.”), the investment manager to the Portfolio, are both wholly-owned indirect subsidiaries of Allianz SE. The Trust respectfully highlights that Allianz Life and AllianzGI U.S. do not coordinate in management of the Portfolio.

2.	Comment: Please confirm that the Portfolio will stay current on all filing obligations until liquidation is consummated.

Response: The Trust confirms that the Portfolio intends and expects to stay current on all filing obligations until liquidation is consummated.

3.	Comment: Once liquidation is consummated, please ensure that the series/class identifiers on the EDGAR system are marked as “inactive.”

Response: The Trust undertakes to make the requested changes on the EDGAR system.

January 27, 2020

4.

Comment: Please confirm that the Trust will use reasonable efforts to locate all shareholders of the Portfolio and all owners of contracts with value allocated to the Portfolio through a separate account.

Response: The Trust confirms that, in connection with the distribution of proxy materials, it will use reasonable efforts to locate all shareholders of the Portfolio and all owners of contracts with value allocated to the Portfolio through a separate account.

5.	Comment: Please confirm that the Trust will decide on the collectability of the Portfolio’s receivables and will include in the costs of liquidation any receivables it believes will not be collected.

Response: The Trust notes that receivables that are expected to settle post liquidation will be funded by AllianzGI U.S. so that there is not expected to be any write-down to the Portfolio’s net asset value.

6.	Comment: Please include an estimate of the liquidation costs and approximate solicitation costs.

Response: In response to this comment, the above-referenced disclosure will be revised as follows (new language denoted by underline):

Q&A: The liquidation proceeds will be net of expenses associated with the Liquidation (however, Allianz Global Investors U.S. LLC, the investment manager of the Portfolio, will bear the full cost of this proxy solicitation). The expenses associated with the Liquidation will consist primarily of out-of-pocket transaction costs associated with liquidating the Portfolio’s investment portfolio, which costs, given the relatively liquid market for the securities in the Portfolio’s investment portfolio, are currently not expected by Allianz Global Investors U.S. LLC to exceed $4,500, although market factors cannot be predicted.

Proxy Statement: The Portfolio will not bear the cost of this proxy solicitation, which is expected to be approximately $5,000. Allianz Global Investors U.S. LLC, the investment manager of the Portfolio, will bear the full cost of this proxy solicitation. The Portfolio will, however, bear the other expenses associated with the Portfolio’s liquidation~~, including the~~. These expenses borne by the Portfolio will consist primarily of out-of-pocket transaction costs associated with liquidating ~~its~~the Portfolio’s investment portfolio~~.~~, which costs, given the relatively liquid market for the securities in the Portfolio’s investment portfolio, are currently not expected by Allianz Global Investors U.S. LLC to exceed $4,500, although market factors cannot be predicted. The actual amounts to be received by Contract Owners who do not transfer Contract value before the liquidation are subject to significant uncertainties and are not possible to predict at this time.

January 27, 2020

7.

Comment: Please confirm that Financial Accounting Standards Board FAS5 and Accounting Standards Codification 450 will be used in accounting for the liquidation, i.e., that the Portfolio has set aside an appropriate amount of assets to cover its liabilities.

Response: The Portfolio is not required to perform an accounting on a liquidation basis in connection with the liquidation. As of the last financial statement date of December 31, 2019, there were no known contingencies for which to accrue related to the liquidation. All current liabilities of the Portfolio can be covered by the Portfolio’s current assets.

8.	Comment: Please confirm supplementally if shares of the Portfolio are still being offered to other Allianz segregated asset accounts (“Separate Accounts”).

Response: Allianz Life has indicated that the Portfolio is not actively being marketed, although contract holders if they choose, can invest in the Portfolio. The Portfolio will cease accepting new investments as soon as practicable given the operational considerations of Allianz Life which may be up until the Portfolio’s liquidation is consummated. A prospectus supplement announcing the closing and liquidation of the Portfolio and termination of the Trust was filed on December 18, 2019.

9.

Comment: Please confirm that the substitution will be done consistent with the Northwestern National Life Ins. Co. line of no action letters and that all conditions of those letters will be complied with. In that regard, please confirm that contract owners have received notice of their substitution in the form of a supplement to the current prospectus which outlines their surrender rights and rights to transfer their accumulating values from the liquidating funds to other funding options under their contracts without incurring any transfer or other charges as provided in the Northwestern letters. Also, please confirm that after the substitution, all contract owners who have values transferred to a substitute fund will be notified that they have the same surrender and free transfer rights for another 90 days.

Response: The Trust notes that it previously liquidated the NFJ Dividend Value Portfolio, a series of the Trust, in the spring of 2018. The Trust confirms that it is following the same procedures that were previously discussed and confirmed with the Staff at that time.

The Trust notes that letters from the insurance company sponsors that will accompany the mailing of the definitive proxy statement to contract owners will provide notice of the substitution and outline surrender rights and rights to transfer accumulating values from the liquidating fund to other funding options under the contracts without incurring any transfer

January 27, 2020

or other charges. The Trust also notes that contract owners who have values transferred will receive an additional notice shortly following the substitution reminding them that they have the same surrender and free transfer rights. Finally, the Trust confirms supplementally that all contract owners who have values transferred to a substitute fund will be notified that they have the same surrender and free transfer rights for 90 days after the substitution.

10.	Comment: Please disclose if transfer fees will be waived as part of the transaction.

Response: Transfer fees related to the liquidation will be waived for up to 60 days after the liquidation. The Trust notes that information about free transfer rights associated with the transaction is specified in letters from the insurance company sponsors that will accompany the mailing of the definitive proxy statement to contract owners. Because these letters from the insurance company sponsors will accompany the definitive proxy statement, the Trust will file them on the EDGAR system as definitive additional materials. The letters to contract owners are included in Appendix A.

11.	Comment: Please provide information about the types of investment options the contract values will be distributed to.

Response: The Trust notes that information about the fund into which the contract value allocated to the Portfolio of contract owners who do not provide transfer instructions prior to liquidation will be transferred is specified in letters from the insurance company sponsors that will accompany the mailing of the definitive proxy statement and that the summary prospectus of the fund will be attached to these letters. The summary prospectus of the substituted fund will also be filed on EDGAR as definitive additional materials and is included in Appendix B.

12.

Comment: Please confirm supplementally whether there is state law or a governing document that requires a shareholder vote for liquidation, because the 1940 Act does not. Please state, if deemed appropriate for disclosure in this forum, what outcomes will result if the liquidation is not approved.

Response: Article IX, Section 4 of the Trust’s Amended and Restated Agreement and Declaration of Trust (the “Declaration of Trust”) provides that the Portfolio may be terminated by the Trust’s Board of Trustees by written notice to shareholders. The Declaration of Trust does not require shareholder approval for termination of the Portfolio. However, the insurance company separate accounts investing in the Portfolio are “unit investment trusts” as defined in the 1940 Act. Section 26(c) of the 1940 Act requires that the sponsor of a unit investment trust holding the securities of a single issuer cannot substitute another security for that security without the approval of the Commission. The Staff has granted no-action relief from the requirement to seek an approval order under

January 27, 2020

Section 26(c) of the 1940 Act. Here, because Allianz Life is a corporate affiliate of the investment adviser to the Portfolio, the specific form of no-action relief is Northwestern National Life Ins. Co., pub. avail. Apr. 10, 1995, which granted relief from the necessity of seeking the approval of the Commission for the substitution of securities in circumstances where contract owners would have the opportunity to vote on the transactions that resulted in the substitution. Allianz Life Insurance Company of North America and Allianz Life Insurance Company of New York have informed the Trust that they believe they may rely on Northwestern, provided that the liquidation of the Portfolio is approved by shareholders in the manner reflected in the Trust’s intended filings, and for this reason the Trust’s Board of Trustees is seeking shareholder approval of the plan of liquidation.

If the liquidation of the Portfolio is not approved by the shareholders, the Portfolio will continue to operate as a series of the Trust, with the same investment objectives as in the past, while the Board of Trustees considers whether another course of action would benefit the Portfolio, its shareholders and the contract owners. At this time, it is unknown what alternative courses of actions might be considered or approved by the Board of Trustees.

13.

Comment: Please confirm whether the Portfolio will pay for the proxy solicitation. Additionally, remove the sentence clarifying responsibility for the cost of proxy solicitation on the third page of the “Question and Answer” subsection.

Response: The Trust confirms supplementally that the Portfolio will not bear the cost of the proxy solicitation and that Allianz Global Investors U.S. LLC, the investment manager of the Portfolio, will bear the full cost. In light of this fact, the Trust respectfully declines to remove the below sentence in relation to the cost of proxy solicitation as it believes the sentence provides helpful information to shareholders.

Allianz Global Investors U.S. LLC, the investment manager of the Portfolio, will bear the full cost of this proxy solicitation.

14.	Comment: Please remove the excess parenthetical bracket in the “Question and Answer” subsection.

Response: The Trust confirms that this change will be made in the definitive proxy statement.

15.	Comment: In “Board Considerations in Approving the Proposed Liquidation,” please consider adding more on why the Trust thinks the Portfolio may not be viable on a continuing basis.

January 27, 2020

Response: In response to this comment, the disclosure below will be incorporated into the “Board Considerations in Approving the Proposed Liquidation” section of the proxy statement:

After analysis and discussion, AllianzGI U.S. presented to the Board its belief that the ongoing viability of the Portfolio is uncertain in light of its current asset level and that the Portfolio is unlikely to experience significant asset growth in the foreseeable future. AllianzGI U.S. does not have an optimistic outlook for the Portfolio to attract or gain scale given its small size, limited client interest, and challenged performance profile. Allianz Life has been the only insurance company investor in the Portfolio since inception and AllianzGI U.S. believes that Allianz Life has limited interest in portfolios of this type managed by 3rd parties. In addition, there are no other portfolios in the Trust and no current prospects for future portfolios requiring our maintaining the Trust.

17.	Comment: Please clarify whether the “Effective Date” of April 24, 2020, stated under the section heading “Summary of the Plan,” is the liquidation date of the Portfolio.

Response: The Trust confirms that the Portfolio will be liquidated and dissolved as soon as practicable after the effective date of the plan of liquidation, termination and dissolution. For clarity, the above-referenced disclosure will be revised as follows (new language denoted by underline):

Effective Date and Cessation of Business: Pending the requisite approval by the Portfolio’s shareholders, the Plan shall become effective at the close of business on or about April 24, 2020 ~~(the “Effective Date”)~~, or such other date as may be determined by the President of the Trust (the “Effective Date”), and the Portfolio will be liquidated and dissolved as promptly as practicable after the Effective Date.

The Trust notes, in addition, that the current disclosure in the “Dissolution” subsection under the “Summary of Plan” section already includes the following language:

Dissolution. As promptly as practicable after the Effective Date, the Portfolio will be liquidated and dissolved and thereupon be deemed abolished and its designation as a series of the Trust no longer established.

* * * * *

Should you have any questions, please do not hesitate to call me at (617) 951-7591. Thank you for your assistance.

January 27, 2020

Very truly yours,

/s/ Angela C. Jaimes
Angela C. Jaimes, Esq.

cc:	Craig Ruckman, Esq.

George B. Raine, Esq.

Appendix A

Allianz Life Insurance Company of New York

January 28, 2020

Dear Allianz Life Insurance Company of New York contract owner:

We are sending you this notice about the proposed liquidation of RCM Dynamic Multi-Asset Plus VIT Portfolio (the “Portfolio”), the sole series of Premier Multi-Series VIT (the “Trust”). As the owner of a variable annuity contract (a “Contract”) with Contract value allocated to the Portfolio through a separate account or accounts established by Allianz Life Insurance Company of New York (“Allianz Life of NY”), you are entitled to instruct Allianz Life of NY how to vote the Portfolio shares related to your interest in those accounts at the close of business on December 20, 2019. We are asking you to submit your voting instruction card (attached hereto with other informational materials) for this matter.

As explained in the enclosed proxy materials, the Board of Trustees of the Trust voted to approve a plan (the “Plan”) to liquidate and dissolve the Portfolio and terminate the Trust and to submit such Plan to shareholders for approval. To complete its liquidation according to the Plan, the Portfolio must obtain the consent of its shareholders. The Portfolio’s shareholders are the separate accounts established by Allianz Life of NY for the purpose of investing variable annuity contract values in the Portfolio or other investment companies. Under current law, Contract owners with value allocated to the Portfolio have the right to instruct the insurance company on how to vote their proportionate interest in the shares of the Portfolio owned by the insurance company separate accounts.

If approved by Portfolio shareholders, the Plan is expected to become effective at the close of business on or about April 24, 2020 or such other date as may be determined by the President of the Trust, at which time the liquidation will occur (the “Liquidation Date”). To assist you in providing your instructions, a voting instruction card is enclosed. In addition, you will also find enclosed a Notice of Special Meeting of Shareholders and a Proxy Statement, which describe in detail the matters to be voted on at the Special Meeting of Shareholders.

From the date of this notice through the Liquidation Date, you are permitted to transfer all or a portion of your Contract value into other investment options available to you under your Contract, without any limitation or charge on the transfer and without the transfer being counted as a transfer for purposes of transfer limitations and fees.

If you do not exercise this free transfer right prior to the Liquidation Date, any Contract value allocated to the Portfolio on the Liquidation Date automatically will be transferred to the AZL® MVP Moderate Index Strategy Fund (“the Destination Fund”) by Allianz Life of NY (the “Substitution”). For your convenience, a prospectus for the Destination Fund follows this letter.

1

For a period of 90 days after the Substitution, you may transfer Contract value invested in the Destination Fund into any one or more other investment options available to you under your Contract without any transfer limitations or charges.

Any transfers you make pursuant to these free transfer rights will be subject to the restrictions on investment option allocations set forth in your Contract. Your free transfer will not count as one of the limited number of transfers permitted in a year free of charge, and Allianz Life of NY will not impose any additional transfer restrictions on this transfer. Except for limitations imposed by a living benefit rider, or as described in the market timing limitations of the prospectus, we will not exercise any rights reserved under the Contracts to impose additional restrictions on transfers out of the Portfolio, prior to the Substitution, or the Destination Fund, during the free transfer period following the Substitution.

You will not incur any fees or charges as a result of the liquidation or the Substitution. Your rights and Allianz Life of NY obligations under your Contract will not be altered in any way by the liquidation or Substitution. The liquidation and Substitution will not cause the contract fees or charges to be greater after the Substitution and will not impose any tax liability on you.

You should consider consulting with your financial professional to discuss your options for transferring any Contract value you have allocated to the Portfolio to other investment options available under your Contract. To transfer your Contract value to other investment options, you may contact our Service Center at 800.624.0197, or visit our website at www.allianzlife.com/newyork.

This notice supplements certain information contained in your Contract prospectus and should be attached to your Contract prospectus and retained for future reference. If you do not transfer your Contract value prior to the Liquidation Date, Allianz Life of NY will send you an additional notice shortly following the Substitution. The post-Substitution notice will remind you of your right, for a period of 90 days following the liquidation, to transfer from the Destination Fund into one or more other investment options available to you under your Contract free of transfer limits or charges.

Your vote is important. Please read the enclosed proxy materials carefully, then complete, date, and sign the enclosed Voting Instruction Card. If you have questions about your investment choices, please contact your financial professional. If you would like to receive a prospectus for the investment options available under your Contract or review your account details, visit our website at www.allianzlife.com/newyork.

Variable annuity contracts are issued by Allianz Life Insurance Company of New York, 1633 Broadway, 42nd floor, New York, NY 10019-7585 and are distributed by its affiliate, Allianz Life Financial Services, LLC, member FINRA, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. www.allianzlife.com/newyork

2

Allianz Life Insurance Company of North America

January 28, 2020

Dear Allianz Life Insurance Company of North America contract owner:

We are sending you this notice about the proposed liquidation of RCM Dynamic Multi-Asset Plus VIT Portfolio (the “Portfolio”), the sole series of Premier Multi-Series VIT (the “Trust”). As the owner of a variable annuity contract (a “Contract”) with Contract value allocated to the Portfolio through a separate account or accounts established by Allianz Life Insurance Company of North America (“Allianz Life”), you are entitled to instruct Allianz Life how to vote the Portfolio shares related to your interest in those accounts at the close of business on December 20, 2019. We are asking you to submit your voting instruction card (attached hereto with other informational materials) for this matter.

As explained in the enclosed proxy materials, the Board of Trustees of the Trust voted to approve a plan (the “Plan”) to liquidate and dissolve the Portfolio and terminate the Trust and to submit such Plan to shareholders for approval. To complete its liquidation according to the Plan, the Portfolio must obtain the consent of its shareholders. The Portfolio’s shareholders are the separate accounts established by Allianz Life for the purpose of investing variable annuity contract values in the Portfolio or other investment companies. Under current law, Contract owners with value allocated to the Portfolio have the right to instruct the insurance company on how to vote their proportionate interest in the shares of the Portfolio owned by the insurance company separate accounts.

If approved by Portfolio shareholders, the Plan is expected to become effective at the close of business on or about April 24, 2020 or such other date as may be determined by the President of the Trust, at which time the liquidation will occur (the “Liquidation Date”). To assist you in providing your instructions, a voting instruction card is enclosed. In addition, you will also find enclosed a Notice of Special Meeting of Shareholders and a Proxy Statement, which describe in detail the matters to be voted on at the Special Meeting of Shareholders.

From the date of this notice through the Liquidation Date, you are permitted to transfer all or a portion of your Contract value into other investment options available to you under your Contract, without any limitation or charge on the transfer and without the transfer being counted as a transfer for purposes of transfer limitations and fees.

If you do not exercise this free transfer right prior to the Liquidation Date, any Contract value allocated to the Portfolio on the Liquidation Date automatically will be transferred to the AZL® MVP Moderate Index Strategy Fund (“the Destination Fund”) by Allianz Life (the “Substitution”). For your convenience, a prospectus for the Destination Fund follows this letter.

For a period of 90 days after the Substitution, you may transfer Contract value invested in the Destination Fund into any one or more other investment options available to you under your Contract without any transfer limitations or charges.

1

Any transfers you make pursuant to these free transfer rights will be subject to the restrictions on investment option allocations set forth in your Contract. Your free transfer will not count as one of the limited number of transfers permitted in a year free of charge, and Allianz Life will not impose any additional transfer restrictions on this transfer. Except for limitations imposed by a living benefit rider, or as described in the market timing limitations of the prospectus, we will not exercise any rights reserved under the Contracts to impose additional restrictions on transfers out of the Portfolio, prior to the Substitution, or the Destination Fund, during the free transfer period following the Substitution.

You will not incur any fees or charges as a result of the liquidation or the Substitution. Your rights and Allianz Life obligations under your Contract will not be altered in any way by the liquidation or Substitution. The liquidation and Substitution will not cause the contract fees or charges to be greater after the Substitution and will not impose any tax liability on you.

You should consider consulting with your financial professional to discuss your options for transferring any Contract value you have allocated to the Portfolio to other investment options available under your Contract. To transfer your Contract value to other investment options, you may contact our Service Center at 800.624.0197, or visit our website at www.allianzlife.com.

This notice supplements certain information contained in your Contract prospectus and should be attached to your Contract prospectus and retained for future reference. If you do not transfer your Contract value prior to the Liquidation Date, Allianz Life will send you an additional notice shortly following the Substitution. The post-Substitution notice will remind you of your right, for a period of 90 days following the liquidation, to transfer from the Destination Fund into one or more other investment options available to you under your Contract free of transfer limits or charges.

Your vote is important. Please read the enclosed proxy materials carefully, then complete, date, and sign the enclosed Voting Instruction Card. If you have questions about your investment choices, please contact your financial professional. If you would like to receive a prospectus for the investment options available under your Contract or review your account details, visit our website at www.allianzlife.com.

Variable annuity contracts are issued by Allianz Life Insurance Company of North America (Allianz) and distributed by its affiliate, Allianz Life Financial Services, LLC, member FINRA, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. www.allianzlife.com

2

Appendix B

Summary Prospectus	AZL® MVP Moderate Index Strategy Fund

April 29, 2019

AZL® MVP Moderate Index Strategy Fund

Before you invest, you may want to review the Fund’s Prospectus, which contains more information about the Fund and its risks. You can find the Fund’s Prospectus, Statement of Additional Information (“SAI”) and other information about the Fund online at www.allianzlife.com/azlfunds. You can also get this information at no cost by calling 1-800-624-0197 or by sending an email request to Contact.Us@allianzlife.com. The Fund’s Prospectus and SAI, both dated April 29, 2019, as supplemented, are incorporated by reference into this Summary Prospectus.

Investment Objective

The Fund seeks long-term capital appreciation.

Fees and Expenses

Fees and Expenses of the Fund

The following table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. The Fund is offered exclusively as an investment option for certain Contracts. The table below reflects only Fund expenses and does not reflect Contract fees and expenses. If Contract fees and expenses were included, the fees and expenses in the following table would be higher. Please refer to the Contract prospectus for a description of those fees and expenses.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fee	0.10%
Other Expenses	0.03%
Acquired Fund Fees and Expenses(1)	0.57%

Total Annual Fund Operating Expenses	0.70%

(1)

Because Acquired Fund Fees and Expenses are not included in the Fund’s Financial Highlights, the Fund’s total annual fund operating expenses do not correlate to the ratios of expenses to average net assets shown in the Financial Highlights table.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated. The example also assumes that your investment has a 5% return each year, that the Fund’s operating expenses remain the same, and that you reinvest all dividends and distributions. It does not reflect any Contract fees. If Contract fees were included, the costs shown would be higher. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$ 72	$ 224	$ 390	$ 871

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund’s performance. During the most recent fiscal year, the Fund’s portfolio turnover rate was 5% of the average value of its portfolio.

The Allianz Variable Insurance Products Fund of Funds Trust

Summary Prospectus	AZL® MVP Moderate Index Strategy Fund

Investments, Risks, and Performance

Principal Investment Strategies of the Fund

The Fund is a fund of funds that, under normal market conditions, seeks to achieve its investment objective by investing primarily in a combination of five underlying index funds:

FUND	TARGET ALLOCATION
• AZL Enhanced Bond Index Fund	38%
• AZL S&P 500 Index Fund	28.5%
• AZL International Index Fund	15%
• AZL Mid Cap Index Fund	9%
• AZL Small Cap Stock Index Fund	4.5%

In addition, under normal market conditions, the Fund will allocate approximately 5% of its assets to the MVP risk management process, described below.

The AZL Enhanced Bond Index Fund is a bond index fund, subadvised by BlackRock Financial Management, LLC; the other four underlying funds are equity index funds, subadvised by BlackRock Investment Management, LLC. Therefore, under normal market conditions, the Fund will allocate approximately 60% of its assets in the underlying equity index funds and approximately 40% of its assets in the underlying bond index fund. These target allocations represent the Fund’s long-term strategic asset allocation, which is not expected to change under normal market conditions.

The investment results of the underlying funds will vary. As a result, the Manager monitors the actual allocations to the underlying funds daily and periodically adjusts the actual allocations to attempt to achieve the target allocation. Generally, the Manager will seek to maintain the actual fund allocations to target using the cash flows that result from shareholders buying or selling shares in the Fund. However, if cash flows were insufficient to maintain the target allocations, the Manager would then buy or sell underlying funds as necessary to attempt to return the Fund’s actual asset allocations to the targets. Generally, the actual allocations will not be more than 10% above or below the targets.

The AZL Enhanced Bond Index Fund under normal circumstances invests in a combination of securities with an overall weighting close to the capitalization weights of the Bloomberg Barclays U.S. Aggregate Bond Index (the “Index”). Under normal market conditions, the Fund invests at least 80% of its net assets in investment-grade debt securities (those of medium and high quality) of all types and repurchase agreements for those securities. Further, under normal circumstances, the Fund invests at least 80% of the value of its net assets in securities or other financial instruments that are components of or have economic characteristics similar to the securities included in the Index.

The AZL S&P 500 Index Fund under normal circumstances invests at least 80% of the value of its net assets in the securities of or in a statistically selected sampling of the securities of companies included in the S&P 500 Index or in derivative instruments linked to that Index.

The AZL Mid Cap Index Fund under normal circumstances invests at least 80% of the value of its net assets in a statistically selected sampling of equity securities of companies included in the S&P 400 Index and in derivative instruments linked to the S&P 400 Index, primarily futures contracts.

The AZL Small Cap Stock Index Fund under normal market conditions invests at least 80% of its assets, plus any borrowings for investment purposes, in investments of small-capitalization companies, which for this purpose are companies with market capitalizations (the total market value of a company’s outstanding stock) at the time of purchase included in the S&P SmallCap 600 Index.

The AZL International Index Fund under normal circumstances invests at least 80% of the value of its net assets in a statistically selected sampling of equity securities of companies included in the MSCI EAFE Index and in derivative instruments linked to the MSCI EAFE Index, primarily futures contracts.

Under normal market conditions, the Fund will allocate approximately 95% of its assets to the underlying funds described above, and approximately 5% of the Fund’s assets may be invested in equity and/or fixed income futures, such as S&P 500 Index futures and U.S. Treasury futures, which generally are liquid. The futures strategy, called the MVP risk management process, seeks to reduce the volatility of the Fund. Volatility refers to the amount by which the price of an investment can change over a period of time. High volatility indicates that the price has changed significantly, up or down, over a short time period; lower volatility indicates that the price is not changing dramatically, but at a steady pace over a period of time. Generally, higher volatility is considered to be more risky.

The Allianz Variable Insurance Products Fund of Funds Trust

Summary Prospectus	AZL® MVP Moderate Index Strategy Fund

The goal of the MVP process is to achieve Fund volatility at or below 12% on an annualized basis over a full business cycle by either increasing or decreasing the exposure to equities over time. The Fund seeks to accomplish this primarily by selling equity index futures when markets experience heightened volatility, and by buying equity index futures when markets experience normal or lower levels of volatility. Futures provide the Manager an effective method to reduce volatility of the Fund and limit the need to decrease or increase allocations to the underlying funds. As a result, the MVP process could cause the equity exposure of the Fund to fluctuate significantly but it will generally not be lower than 10%. The MVP process would generally not reduce equity exposure during periods of moderate and low market volatility but during periods of extreme market volatility the MVP process could result in Fund equity exposure that is significantly lower than 10%.

Principal Risks of Investing in the Fund

The price per share of the Fund will fluctuate with changes in value of the investments held by the Fund. You may lose money by investing in the Fund. An investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. There is no guarantee that the Fund will achieve its objective.

The following is a summary of the principal risks to which the Fund’s portfolio as a whole is subject. If changes occur in a Fund’s portfolio holdings, the extent to which the portfolio is subject to each of these risks may also change.

•

Allocation Risk The risk associated with the Manager’s decisions regarding how the Fund’s assets should be allocated among the various underlying funds and to futures, which could cause the Fund to underperform other funds with similar investment objectives. There can be no guarantee that investment decisions made by the Manager will produce the desired results. Further, because the Manager has limited discretion to change the underlying fund allocations or futures allocations under normal market conditions, the Fund might underperform comparable funds of funds for which the fund’s manager has such discretion to adjust allocations.

•

Futures Risk Because the Fund may utilize futures pursuant to its MVP risk management process, the Fund also is subject to derivatives risk, including risks related to futures. Investing in derivative instruments involves risks that may be different from or greater than the risks associated with investing directly in securities or other traditional investments. The value of futures contracts depend primarily upon the price of the securities, indexes, commodities, currencies or other instruments underlying them. Price movements are also influenced by, among other things, interest rates, changing supply and demand relationships, trade, fiscal, monetary, and exchange control programs and policies of governments, and national and international political and economic events and policies. The cost of futures may also be related, in part, to the degree of volatility of the underlying indices, securities, currencies, or other assets. Accordingly, futures on highly volatile indices, securities, currency, or other assets may be more expensive than futures on other investments. Changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index, and the Fund could lose more than the principal amount invested. Further, in some market conditions the Fund may either underperform or outperform as a direct result of the MVP process. The Fund may, for example, outperform in downward trending markets when volatility is high (and the equity allocation low) and underperform in upward trending markets when volatility is high (and the equity allocation low).

•

Quantitative Investing Risk The value of securities selected using quantitative analysis can react differently to issuer, political, market, and economic developments than the market as a whole or securities selected using only fundamental analysis. The factors used in quantitative analysis and the weight placed on those factors may not be predictive of a security’s value. In addition, factors that affect a security’s value can change over time and these changes may not be reflected in the quantitative model. The MVP risk management process uses quantitative analysis.

•

Fund of Funds Risk The Fund, as a shareholder of the underlying funds, indirectly bears its proportionate share of any investment management fees and other expenses of the underlying funds. Further due to the fees and expenses paid by the Fund, as well as small variations in the Fund’s actual allocations to the underlying funds and any futures and cash held in the Fund’s portfolio, the performance and income distributions of the Fund will not be the same as the performance and income distributions of the underlying funds allocated according to the target allocations described here.

In addition, the Fund bears the investment risks of the investments of the underlying funds. The principal risks of the underlying funds are:

•	Market Risk The market value of portfolio securities may go up or down, sometimes rapidly and unpredictably.

•	Issuer Risk The value of a security may decline for a number of reasons directly related to the issuer of the security.

•

Index Fund Risk The underlying funds generally do not attempt to manage market volatility or reduce the effects of poor performance. In addition, factors such as fund expenses, selection of a representative portfolio, changes in the composition of the index, or the timing of purchases or redemptions of fund shares may affect the correlation between the performance of the index and the fund’s performance.

The Allianz Variable Insurance Products Fund of Funds Trust

Summary Prospectus	AZL® MVP Moderate Index Strategy Fund

•

Capitalization Risk Investing in small- to mid-sized companies creates risk because smaller companies may have unpredictable or limited earnings, and their securities may be less liquid or experience more volatile prices than those of large companies.

•

Foreign Risk Investing in the securities of non-U.S. issuers involves a number of risks, such as fluctuations in currency values, adverse political, social or economic developments, and differences in social and economic developments or policies.

•	Depositary Receipt Risk Depositary receipts involve many of the same risks as those associated with direct investment in foreign securities.

•

Currency Risk Investing in securities that trade in and receive revenues in foreign currencies creates risk because foreign currencies may decline relative to the U.S. dollar, resulting in a potential loss to the fund. In the case of hedging positions, the U.S. dollar may decline in value relative to the currency that has been hedged.

•	Interest Rate Risk Debt securities held by the Fund may decline in value due to rising interest rates.

•	Credit Risk The failure of the issuer of a debt security to pay interest or repay principal in a timely manner may have an adverse impact on a fund’s earnings.

•	Income Risk Falling interest rates may cause a fund’s income to decline.

•

Call Risk If interest rates fall, issuers of callable debt securities are more likely to prepay prior to the maturity date. A fund may not be able to reinvest the proceeds from the prepayment in investments that will generate the same level of income.

•	Extension Risk If interest rates rise, debt securities may be paid in full more slowly than anticipated.

•

Derivatives Risk Certain underlying funds may invest in derivative instruments, which involves risks that may be different from or greater than the risks associated with investing directly in securities or other traditional investments.

•

Leveraging Risk Certain underlying funds may engage in certain kinds of transactions, including the use of derivatives, that may give rise to a form of leverage. The use of leverage may require a fund to liquidate a portfolio position at a disadvantageous time or may exaggerate the effect of any increase or decrease in the value of the fund’s portfolio securities.

•	Liquidity Risk An investment that is difficult to purchase or sell may have an adverse effect on the fund’s returns.

•

Mortgage-Related and Other Asset-Backed Risk Investing in mortgage-related or other asset-backed securities involves a variety of risks associated with the credit markets, such as rising or falling interest rates, increases in the rate of defaults or prepayments, and the quality of the pool of mortgages (subprime risk) or other assets that back the security.

•	Portfolio Turnover Certain underlying funds may trade portfolio securities frequently, which could result in higher transaction costs and could adversely affect the fund’s performance.

•	Private Placed Securities Risk Certain underlying funds may invest in privately placed securities, which are subject to resale restrictions.

•

Repurchase Agreements and Purchase and Sale Contracts Risk If the other party to a repurchase agreement or purchase and sale contract defaults on its obligation under the agreement, a fund may suffer delays and incur costs or lose money in exercising its rights under the agreement. If the seller fails to repurchase the security in ether situation and the market value of the security declines, the fund may lose money.

•

Sovereign Debt Risk Sovereign debt instruments are subject to the risk that a governmental entity may delay or refuse to pay interest or repay principal on its sovereign debt, due, for example, to cash flow problems, insufficient foreign currency reserves, political considerations, the relative size of the governmental entity’s debt position in relation to the economy or the failure to put in place economic reforms required by the International Monetary Fund or other multilateral agencies.

•

U.S. Government Obligations Risk Certain securities in which an underlying fund may invest, including securities issued by certain government agencies and government sponsored enterprises, are not guaranteed by the U.S. Government or supported by the full faith and credit of the United States.

•

Focused Investments Risk Certain underlying funds may invest in a relatively small number of issuers, industries, or regions which involves added risk. Changes in the value of a single security or a single economic, political, or regulatory event may have a large impact on the value of the fund’s portfolio.

Performance Information

The following bar chart and table provide an indication of the risks of an investment in the Fund by showing changes in its performance from year to year and by showing how the Fund’s average annual returns for one year, five years and since its inception compare with those of a broad-based measure of market performance, the S&P 500 Index. The Fund’s performance also is compared to the Bloomberg Barclays U.S. Aggregate Bond Index, which shows how the Fund’s performance compares with the returns of a broad index of investment-grade fixed-rate debt issues, and to a Moderate Composite Index, which shows how the Fund’s performance compares with a composite index composed of the S&P 500 Index (60%) and the Bloomberg Barclays U.S. Aggregate Bond Index (40%) in proportions similar to the equity to fixed income allocation of the Fund.

The Allianz Variable Insurance Products Fund of Funds Trust

Summary Prospectus	AZL® MVP Moderate Index Strategy Fund

Both the bar chart and the table assume reinvestment of dividends and distributions.

The performance of the Fund will vary from year to year. The Fund’s performance does not reflect the cost of insurance and separate account charges which are imposed under your Contract. If they were included, performance would be reduced. Past performance does not indicate how the Fund will perform in the future.

Performance Bar Chart and Table

Calendar Year Total Return

Highest and Lowest Quarter Returns (for periods shown in the bar chart)

Highest (Q1, 2013)	9.29%
Lowest (Q4, 2018)	-8.32%

Average Annual Total Returns

	One Year Ended December 31, 2018	Five Years Ended December 31, 2018	Since Inception (1/10/2012)
AZL® MVP Moderate Index Strategy Fund	-5.26%	3.48%	6.98%
S&P 500 Index*	-4.38%	8.49%	12.30%
Bloomberg Barclays U.S. Aggregate Bond Index*	0.01%	2.52%	2.12%
Moderate Composite Index*	-2.26%	6.22%	8.30%

*	Reflects no deduction for fees, expenses, or taxes.

Management

Allianz Investment Management LLC (the “Manager”) serves as the investment adviser to the Fund.

The Fund’s portfolio managers are: Brian Muench, CFA, president of the Manager and portfolio manager, since January 2012; Mark Glad, portfolio manager, since April 2013; and Johan Grahn, portfolio manager, since October 2016.

The Allianz Variable Insurance Products Fund of Funds Trust

Summary Prospectus	AZL® MVP Moderate Index Strategy Fund

Tax Information

Shares of the Funds are sold exclusively to the separate accounts of certain insurance companies in connection with particular variable annuity and variable life insurance contracts (the “Contracts”). Provided that a Fund and a separate account investing in the Fund satisfy applicable tax requirements, any distributions from the Fund to the separate account will be exempt from current federal income taxation to the extent that such distributions accumulate in the Contract. You should refer to your Contract prospectus for further information regarding the tax treatment of the Contract and the separate accounts in which the Contract is invested.

Financial Intermediary Compensation

Shares of the Funds are sold exclusively to certain insurance companies in connection with particular Contracts. The Trust and its related companies may pay such insurance companies (or their related companies) for the sale of shares of the Funds and related services. Such insurance companies (or their related companies) may pay broker-dealers or other financial intermediaries (such as banks) that sell the Contracts for the sale of shares of the Funds and related services. When received by an insurance company, such payments may be a factor that the insurance companies consider in including a Fund as an investment option in the Contracts. The prospectus or other disclosures relating to a Contract may contain additional information about these payments. When received by a broker-dealer or other intermediary, such payments may create a conflict of interest by influencing the broker-dealer or other intermediary and salespersons to recommend the Fund over other mutual funds available as investment options in the Contracts. Ask the salesperson or visit the financial intermediary’s website for more information.

The Allianz Variable Insurance Products Fund of Funds Trust

Summary Prospectus	AZL® MVP Moderate Index Strategy Fund

(This page intentionally left blank)

The Allianz Variable Insurance Products Fund of Funds Trust